June 8, 2005


Mail Stop 0408

By U.S. Mail and facsimile to 708-687-7466

Pamela N. Favero
Chief Financial Officer
AJS Bancorp, Inc.
14757 South Cicero Avenue
Midlothian, Illinois  60445


Re:	AJS Bancorp, Inc.
	Form 10-K for the fiscal year ended December 31, 2004
	Filed:  March 30, 2005

      Form 10-Q for the quarter ended March 31, 2005
      File No.  000-33405

Dear Ms. Favero:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Item 15: Exhibits - page 49

1. Your exhibit 32 referenced in the list of exhibits does not appear to have been furnished with your Form 10-K. Please amend your Form
10-K to include the Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley
Act of 2002.  Refer to Item 601(32) of Regulation S-K.

Consolidated Financial Statements

Note 2 - Securities - page F-14

2. We note your disclosure on page F-16 that the unrealized losses on securities are due to increases in market interest rates and are considered temporary. Please provide us with a comprehensive analysis supporting your conclusion that your mortgage backed securities and mutual fund investments were not other than temporarily impaired as of December 31, 2004 and March 31, 2005. Please refer to SAB Topic 5M and address the following in your analysis:

* Duration of impairment
* The current increasing trend in interest rates; and
* Your estimate of the forecasted period of time sufficient to allow for any anticipated recovery in market value.

* * * * *

       Please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response.
Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Matthew Komar (Staff Accountant) at (202)
551-
3781 or me at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters.


Sincerely,



      Joyce Sweeney
							Accounting Branch Chief

Pamela N. Favero, Chief Financial Officer
AJS Bancorp, Inc.
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